Mail Stop 6010

April 15, 2009

Mr. Haro Hartounian
President and Chief Executive Officer
Vyteris, Inc.
13-01 Pollitt Drive
Fair Lawn, NJ 07410

> **Re: Vyteris, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 8, 2009**
> **File Number 000-32741**

Dear Mr. Hartounian:

We have limited our review of your filing to the issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement filed April 8, 2009

1. It appears that the most current version of your Certificate of Incorporation reflecting the company's current capital structure is not on file. Please file your updated Certificate of Incorporation as promptly as possible, or advise us where we may locate this exhibit on file with the Commission.

2. We note your disclosure regarding the proposed amendment to the Certificate of Incorporate to reduce the exercise price of Series B Preferred Stock. Please expand your discussion to disclose all of the material differences between the current Series B Preferred Stock and the proposed amended Series B Preferred Stock. In your discussion, please also include the text of the proposed amendment to the Certificate of Incorporation.

3. We note your statement on page 21 that Spencer Trask Specialty Group and affiliates ("STSG") agreed to subordinate its lien on certain of your assets to the lien of Ferring in exchange for consideration of certain events, including, but not limited to, the reduction of the conversion price of Series B Preferred Stock. Please expand your discussion to disclose all of the consideration granted to STSG in exchange for the subordination of the lien.

*　　*　　*　　*　　*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Haro Hartounian
Vyteris, Inc.
April 15, 2009
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director